

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via E-mail</u>
Ashok Chandran
Vice President, Chief Accouting Officer and Interim Chief Financial Officer
Advanced Analogic Technologies Incorporated
3230 Scott Blvd.
Santa Clara, California   95054

> **Re:**   **Advanced Analogic Technologies Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 3, 2011**
> **File No. 000-51349**

Dear Mr. Chandran:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 11. Commitments and Contingencies, page 14
Legal Proceedings, page 14

1. We reference the statement that you record litigation expenses as incurred. Please tell us how that policy complies with FASB ASC 450-20-25-2 which states that a loss should be accrued when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset

Ashok Chandran
Advanced Analogic Technologies Incorporated
June 30, 2011
Page 2

had been impaired or a liability had been incurred at the date of the financial statements and the loss can be reasonably estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Mark Reinstra (via E-mail)